UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

NEW YORK MORTGAGE TRUST, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

649604303

(CUSIP Number)

Janet L. Tarkoff Managing Director and Chief Legal Officer JMP Group Inc. 600 Montgomery Street, Suite 1100 San Francisco, CA 94111 Tel: (415) 835-8958 Fax: (415) 835-8910

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

(Continued on following pages)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JMP Group Inc. (20-1450327)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 589,585
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 589,585
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 589,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.2%[1]
14	TYPE OF REPORTING PERSON HC

[1]

Calculated as of December 16, 2011 based on the quotient of 589,585 shares of common stock, par value $0.01 of the Issuer (“Common Stock”) divided by 13,938,273 shares of Common Stock issued and outstanding as of December 16, 2011. The Common Stock beneficially owned by the Reporting Person constitutes 4.2% of the voting power.

SCHEDULE 13D

RELATING TO THE COMMON AND PREFERRED STOCK OF

NEW YORK MORTGAGE TRUST, INC.

ITEM 1. SECURITY AND ISSUER.

This statement on the Amendment No. 5 to Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per shares (“Common Stock”) of New York Mortgage Trust, Inc., a Maryland corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 1301 Avenue of the Americas, New York, NY 10019.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This statement is filed by JMP Group Inc. (“JMP Group” or the “Reporting Person”). It is an amendment to the previous joint filing with Harvest Capital Strategies LLC (formerly known as JMP Asset Management LLC) (“HCS”) on its own behalf and on behalf of certain investment funds and entities over which it exercises investment discretion (collectively, the “Funds”). JMP Group disclaims the existence of a “group” with HCS or the Funds. HCS is filing its own Amendment 7 to Schedule 13D separately from the current filing.

(b)	JMP Group is a Delaware corporation with principal offices at 600 Montgomery Street, Suite 1100, San Francisco, CA 94111.

(c)	JMP Group is a public holding company. One of its indirect subsidiaries, HCS, provides investment management services, and another of its subsidiaries, JMP Securities LLC, provides investment banking, sales and trading, and equity research services. Although it is, through JMP Group LLC (a wholly owned subsidiary), the sole owner of its operating subsidiaries, JMP Group generally does not participate in or control any investment or voting decisions made those subsidiaries, including decisions made by HCS on behalf its investment management clients. JMP Group and its subsidiaries have instituted policies and follow procedures to ensure the investment decisions made by each entity are separate from the investment decisions of the other entities, including information barrier policies.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person purchased an aggregate of 1,179,171 shares of Common Stock in a private placement by the Issuer on February 21, 2008. Subsequently, on May 27, 2008 the Issuer effected a one-for-two reverse stock split of its Common Stock (the “Stock Split”). As a result of the Stock Split, the Reporting Person now owns 589,585 shares of Common Stock. The source of the funds for the purchase of the Common Stock was a bank loan in the ordinary course of business by the Reporting Person.

ITEM 4. PURPOSE OF THE TRANSACTION.

The Reporting Person acquired the Common Stock for investment purposes in a private offering from the Issuer. The Reporting Person has no plans or proposals that relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially owns 589,585 shares of Common Stock, which following the issuance of 2.4 million shares of Common Stock which was completed on December 6, 2011 and an additional issuance of 360,000 shares of Common Stock on December 16, 2011, represents 4.2% of the outstanding shares of Common Stock of the Issuer. The ownership percentage is based on the quotient of 589,585 shares of Common Stock divided by 13,938,273 shares of common stock issued and outstanding as of December 16, 2011.

(b) The information contained on the cover page hereto is hereby incorporated by reference to this Item 5(b). JMP Group expressly disclaims beneficial ownership of any securities held of record by or beneficially owned by HCS or the funds or accounts described in HCS’ amendments to Schedule 13D.

(c) N/A

(d) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

JMP Group and HCS (exercising its investment discretion on behalf of the Funds) cooperated and coordination in negotiating and entering into a Stock Purchase Agreement in 2007 for Preferred Stock which was redeemed and is no longer outstanding as of December 31, 2010. However, the parties to such Purchase Agreement expressly disclaim the existence of a “group” subsequent to the execution of the Purchase Agreement. In addition, the Reporting Person does not have any agreement or arrangement with HCS or with any fund (nor does any fund have any agreement or arrangement with any other fund) to act together with respect to the Issuer or its securities. The Reporting Person disclaims beneficial ownership of any securities owned of record by HCS and/or a fund and each fund, holder or account each disclaims beneficial ownership of any securities owned of record by it or by any other fund, holder and account, HCS or the Reporting Person.

As noted above, while JMP Group is the ultimate parent of HCS, it is JMP Group’s policy that it does not control, influence or participate in investment decisionmaking (including voting of shares or proxies) by its subsidiaries, including HCS, in HCS’ role as investment manager, and both JMP Group and HCS maintain procedures to implement that policy. In exercising its investment discretion as investment manager, HCS (through multiple portfolio managers, acting independently) considers the investment objectives and other needs of each such account. Decisions as to voting and disposition of the securities that are the subject of this Statement will be made separately as to each of the funds and accounts and independently of decisions HCS makes as to the securities it manages.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that one or more members, executive officers or employees of JMP Group might be deemed a “beneficial owner” of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed. Further, any such person and/or other persons associated with the Reporting Person or its affiliates may beneficially own additional securities of the Issuer, which securities are not reflected in this Statement and Reporting Person, its affiliates and such persons expressly disclaim any “group” status or shared investment control with respect to such securities.

Registration:

The shares of Common Stock purchased in the February 21, 2008 placement are subject to a resale registration statement filed by the Issuer on April 21, 2008.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS. - NA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 10, 2012

JMP GROUP INC.

By:	Janet L. Tarkoff
Its:	Chief Legal Officer